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                             June 9, 2023

       Swee Guan Hoo
       Chief Executive Officer
       Energem Corp.
       Level 3, Tower 11, Avenue 5, No. 8
       Jalan Kerinchi, Bangsar South
       Wilayah Persekutuan Kuala Lumpur, Malaysia

                                                        Re: Energem Corp.
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed May 30, 2023
                                                            File No. 333-268716

       Dear Swee Guan Hoo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2023, letter.

       Amendment No. 5 to Registration Statement on Form S-4

       General

   1. Please tell us, with a view to disclosure, whether you have received notice from the underwriter or any
other firm engaged in connection with your initial public offering about ceasing
involvement in your transaction and how that may impact your deal, including the deferred
underwriting compensation owed for the SPAC initial public
                                                        offering.
       Proposal No. 1--The NTA Proposal, page 74

   2. We note that you are now asking Energm stockholders to adopt amendments to the current
 Swee Guan Hoo
Energem Corp.
June 9, 2023
Page 2
         Energem A&M Charter that would allow Energm to consummate the business combination even if Energm will have less than $5,000,001 in net tangible assets. Explain
         why you are asking stockholders to vote on this proposal now, as opposed to at an earlier time. Additionally, provide a discussion of the related risks for investors and the post-
         business combination company here and in the risk factors section. Lastly, identify the provisions that Energm is relying on in determining that the ordinary shares are not at risk of being deemed a penny stock under Exchange Act Rule 3a51-1.
Selected Historical Financial Information of Graphjet, page 160

3.       Please remove the label    unaudited    from the headers in the
selected historical financial
         information tables. The identification of some columns as    unaudited
   may give an
         investor the impression that the other columns have been audited. A column of numbers derived from audited financial statements without the full presentation of financial information is not considered to be audited.
Unaudited Pro Forma Condensed Combined Financial Information, page 166

4. Please update your pro forma financial statements to include a balance sheet as of the latest balance sheet and income statements for the latest fiscal year and interim period.
         Refer to Rule 8-05(b) of Regulation S-X.
5. We note on page 168 under both the maximum redemption and 50% redemption scenarios you reflect negative cash balances as of December 31, 2022. We also note that while your state on page 167 that you expect the Business Combination to be consummated if the
         NTA proposal which waives the minimum net tangible asset requirement is approved, you do not address how you plan to proceed with the Business Combination in the event of cash shortfalls. Please also be advised the purpose of pro forma financial statements is to provide investors with sufficient information about the impact of probable transactions to allow them to make informed decisions. In this regard, it is not clear how you determined it is appropriate to present negative cash balances in the pro forma financial statements, as opposed to a liability or other presentations, since it does not reflect outcomes that can occur.
6. We note your response to prior comment 11 and the revised disclosure on page 167.
       However, it does not appear the revised disclosures have fully addressed our prior comment. Please discuss whether you are able to meet the net tangible assets requirement under the 50% redemption and minimum redemption scenarios assuming the
NTA
FirstName LastNameSwee Guan Hoo
       proposal is not approved and identify a scenario depicting the maximum number (and
Comapany   NameEnergem
       dollar              Corp. Class A shares that may be redeemed to
maintain a sufficient
              amount) of Energem
June 9,amount  of net
        2023 Page 2 tangible assets after redemption for the business combination to proceed.
FirstName LastName
 Swee Guan Hoo
FirstName  LastNameSwee Guan Hoo
Energem Corp.
Comapany
June 9, 2023NameEnergem Corp.
June 9,
Page 3 2023 Page 3
FirstName LastName
Note 6--Loss Per Share, page 172

7. It appears you have updated footnote (J)(6) on page 172 in response to prior comment 12.
         Please also revise Note 6 to discuss and quantify any potentially dilutive shares that are excluded from the calculations of historical and pro forma net loss per share.

       You may contact SiSi Cheng at 202-551-5004 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Debbie Klis